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RANDGOLD & EXPLORATION COMPANY LIMITED
("the Company")
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
ISIN NO: ZAE000008819      SHARE CODE: RNG
NASDAQ TRADING SYMBOL: RANGY

TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT


Shareholders are advised that the Company's headline earnings per share for the year-ended 31 December 2003 is expected to be substantially lower than the headline earnings per share for the comparative period ("substantially" is defined in the Listings Requirements of the JSE Securities Exchange South Africa as being equal to or greater than 30%)

As these results have not been reviewed or reported on by the Company's auditors, shareholders are advised to exercise caution when dealing in the Company's shares, until the year-end results are released, which is expected to be on or about 31 March 2004.

Johannesburg
24 March 2004

Sponsor
HSBC